UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Zealand Pharma A/S (“Zealand” or “the Company”) has implemented a new long-term incentive program (the “LTIP”) for Zealand’s Executive Management and Corporate Management in accordance with Zealand’s Remuneration policy and Overall guidelines for incentive pay, as adopted at the annual general meeting held on April 4, 2019. The LTIP was implemented today, June 13, 2019.

Further, Zealand has granted warrants to Executive Management and Corporate Management. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted on Zealand’s general meeting on April 21, 2015.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand, dated June 13, 2019, announcing the implementation of the new LTIP and granting of warrants to Executive Management and Corporate Management.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a company announcement of Zealand, also dated June 13, 2019, announcing amendments to the Company’s Articles of Association to reflect the grant of warrants to the Company’s Executive Management and Corporate Management, as announced in the preceding company announcement (Exhibit 99.1) on June 13, 2019.

Furnished as Exhibit 3.1 to this Report on Form 6-K are the updated Articles of Association of Zealand Pharma A/S, or the Company.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Ivan M. Møller
Name:	Ivan M. Møller
Title:	Interim Chief Financial Officer

Date: June 17, 2019

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association

99.1	Company announcement (Zealand Pharma no. 20/2019) dated June 13, 2019

99.2	Company announcement (Zealand Pharma no. 21/2019) dated June 13, 2019

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